VIA EDGAR

August 6, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:          Brian R. Cascio, Accounting Branch Chief

Re:             Cardionet, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on February 23, 2010

File No. 001-33993

Dear Mr. Cascio:

This letter responds to your letter dated July 19, 2010, which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  The Staff’s July 19, 2010 letter references the Company’s letter, dated July 12, 2010, to the Staff regarding the Staff’s comments contained in your letter dated June 30, 2010.

For your convenience, we have included each of the Staff’s comments in italics before the corresponding response.  The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs numbered in your July 19, 2010 letter.  Where indicated below, the Company intends to draft its disclosure in future filings with the Commission under the Securities Exchange Act of 1934, as amended, to reflect the positions explained in the comment responses below.

Pursuant to your letter dated June 30, 2010, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2009

Management Discussion and Analysis

Reimbursement, page 49

1.                                       We refer to your response to comment 1.  Since the annual impact of the reimbursement rate reduction is expected to be significant to your operations, in future filings please disclose the information about the expected impact similar to what you have included in your response.  In addition, please address your plan to replace the lost revenues and discuss the components of your specific cost reduction efforts.

Response:

Consistent with the Staff’s request, the Company will disclose in future filings the information regarding the expected impact on the business from the reimbursement rate reduction, as well as the other matters referenced by the Staff.

Goodwill and Acquired Intangible Assets, page 52

2.                                       We refer your response to comment 2.  Please tell us how much of your goodwill relates to your MCOT services.  If significant amounts of goodwill relate to the MCOT services, clarify how you adjusted the forecasted revenue for the significant reduction in the reimbursement rate for your MCOT services.  In addition, please tell us your results of step one and step two of your goodwill impairment analysis.

Response:

In preparing the goodwill analysis, the Company did not allocate specific portions of goodwill to its MCOT services. In accordance with the provisions of ASC 350 and ASC 280, the Company’s operations are a single reporting unit, and as such, its annual goodwill impairment analysis was performed on a Company-wide basis. The reduction of the MCOT reimbursement rate from Medicare, effective September 1, 2009, was reflected in the discounted cash flow model in forecasted revenue. The Company assumed in its discounted cash flow model that the Medicare rate would remain constant in future years at its reduced level (the Company did not forecast a recovery in the reimbursement rate). Further, the Company’s discounted cash flow model assumed that average commercial payor reimbursement rates would decline to approximately the Medicare rate. The estimated fair value of the Company, as determined by the discounted cash flow model as of December 31, 2009, exceeded the Company’s carrying value by 60%. The estimated fair value of the Company based on a consideration of the Company’s stock price, as adjusted for an appropriate change of control premium, corroborated this result. Because step 1 did not result in an estimated fair value lower than the carrying value of the Company, the Company did not proceed to step 2.

Results of Operations

Years Ended December 31, 2009 and 2008

3.                                       We refer to your response to comment 3.  We also see the disclosures in Note 2.  Please explain to us why you have not provided an MD&A discussion of the reason for the significant increase in the provision for bad debt expense in fiscal years 2009 and 2008.  In addition, please clarify your reference in the response that the bad debt issue is partly attributable to the billing and collections practices stemming from the Company’s “entrepreneurial past.”  Please tell us the reason that you have rebilled 100% of the net receivables over 120 days and whether you expect to be successful in collecting these amounts.

Response:

The Company believes that the discussion in the MD&A regarding accounts receivable and the provision for bad debt expense, specifically on pages 51 and 55, provided an understanding of the significant events affecting the Company’s business and their impact on the provision. Nevertheless, in future filings, the Company will provide additional disclosure regarding any significant trends in the provision for bad debt expense.

The reference to the Company’s entrepreneurial past is related to the Company’s significant historical focus on increasing the number of patients placed on service (increasing sales volume).  As a result, the Company experienced a high rate of growth in 2008 and 2009. For reference, the Company’s patient service volume grew approximately 81% and 49% in 2008 and 2009, respectively. While experiencing this growth, the Company was cognizant of the need for, and continued to make, investments in its infrastructure, including its billings and collections departments. However, this investment required time to hire, educate and train personnel, and thus the enhancement of the billings and collections departments lagged the growth in transaction volume and created operational difficulties (as discussed in response to question #5 in the letter written to the Staff dated July 12, 2010).

The purpose for rebilling all of the receivables over 120 days was a decision based on operational practicality. The Company was experiencing challenges which resulted in claims submissions being delayed and in some situations not being electronically received by payors. As such, the Company wanted to ensure that it met the timely filing requirements for the original claim or the appeal of claims.  At the same time, the Company did not want to create additional operational issues by rebilling claims too soon, which could have caused duplicate payments on the same claim.

Each insurer requires that initial claims, or appeals of previously submitted and denied claims, are filed within a specified time frame that is unique to each carrier. The rebilling process provided the Company with a greater probability of success that the Company’s claims would not be ultimately denied due to untimely filing. The Company resubmitted all of the outstanding claims past due more than 120 days for expediency, as it would have been impractical and ineffective to identify only claims that required resubmission because the initial claims submissions were in various stages of the adjudication process. The Company expects to be successful in collecting all net receivables, including net receivables related to the claims over 120 days that were resubmitted. The allowance for doubtful accounts reduces the Company’s gross accounts receivable to the amount the Company expects to collect.

Note 2. Accounts Receivable and Allowance for Bad Debt, page 69

4.                                       We refer to your response to comment 5.  Please clarify why your allowance would be approximately 35% of accounts receivable at December 31, 2009 and 40% at March 31, 2010, and quantify the amount of the allowance/bad debts that relates to implementation of the new CPT code at the beginning of fiscal 2009.  Explain to us why the changes in the code would result in an increase in uncollectible accounts receivable.  In addition, please tell us your billing practices and how you determine that you have recorded accounts receivable and revenues at estimated net realizable value.  Please also tell us whether the billings for your services are based on contractual reimbursement rates with all third party payors and if so, explain the reason that it would be necessary to maintain an allowance for doubtful accounts at such a high level and record significant amounts to bad debt expense each period.  If you have recorded revenue for your products and services at the contractual reimbursement rate as indicated in Note 2 on page 71 tell us why you would have significant bad debt expense each period.

Response:

In order to provide a clear response to the various aspects of the Staff’s comment, we have divided the comment into excerpts in our response.

Question excerpt: Please tell us your billing practices and how you determine that you have recorded accounts receivable and revenues at estimated net realizable value.

The Company bills for MCOT services when service is completed. The Company bills for event and Holter services when service begins, and appropriately defers unearned revenue until it is earned. The Company submits reimbursement claims to Medicare and most commercial insurance payors at its gross case rate. The Company submits reimbursement claims at the contractual rate to certain commercial payors that require it.

The vast majority of the accounts receivable due from healthcare insurers represent amounts billed under contractual arrangements. In general, service revenue is recorded in the accounting records on an accrual basis at the contractually established rates, which is less than the Company’s full established rates for those services. Estimates of contractual adjustments, and other adjustments are reported in the period during which the services are provided.  The Company utilizes an approach to establish allowances for doubtful accounts for such receivables, which considers the aging of the receivables and results in increased allowance requirements as the aging of the related receivables increases. The Company’s accounts receivable review also considers historical collection experience and other factors. The collection of receivables is predicated on several factors, including payors’ accurate and timely processing of reimbursement claims, and the Company’s effectiveness in providing accurate billing information to insurance payors within the various filing deadlines. If there has been a delay in billing, the Company determines if the amounts in question will likely go past the filing deadline, and if so, it will reserve accordingly for the billing. Based on this process and analysis, an allowance for doubtful accounts is recorded, which reduces the Company’s gross accounts receivable to the amount the Company expects to collect.

For services provided to patients with insurance carriers that do not have contracts with the Company, revenue is recognized only if the Company has historical collection experience sufficient to reasonably estimate the amount to be collected.  As of December 31, 2009, almost all of the non-contracted business was recognized on a cash basis.

Based on the above policies and practices the Company believes it has recorded accounts receivable and revenue at estimated net realizable value.

Question excerpt: Please also tell us whether the billings for your services are based on contractual reimbursement rates with all third party payors, and if so, explain the reason that it would be necessary to maintain an allowance for doubtful accounts at such a high level and record significant amounts to bad debt expense each period.  If you have recorded revenue for your products and services at the contractual reimbursement rate as indicated in Note 2 on page 71 tell us why you would have significant bad debt expense each period.

As noted on page 71 of the Company’s 2009 Form 10-K, the Company’s policy regarding revenue recognition is to record revenue at the contractual rate as service is provided for Medicare and contracted commercial payors.  Revenue is recognized for non-contracted payors when cash is received, until a sufficient payment history is established to determine a consistent payment pattern. Revenue and accounts receivable are reported net of contractual allowances. Contractual allowances consist of adjustments made at the time of billing to reduce gross charges to estimated net realizable amounts, as well as subsequent adjustments that may become known at a later date.

Even though the Company recognizes revenue and accounts receivable net of contractual allowances, the Company needs to maintain an allowance for doubtful accounts for the following reasons:

•                  Nature of the reimbursement practices of insurance carriers: Although the Company has contracts with many carriers, and recognize revenue at the net contractual rate, it is possible to still have claims that age and become uncollectible. Obtaining reimbursement from insurance carriers can be complex and cumbersome. In some instances, insurance carriers deny claims when initially submitted, and require resubmission through a denial appeal process. If submission forms and data support are not completed precisely to certain carrier specifications, it can trigger a claim denial and request for a resubmission with corrective action taken. Certain carriers do this regularly while others do it sporadically. In some instances, whether a claim is accepted or denied initially is dependent on the particular carrier representative processing the claim. In addition, patient plans vary in coverage and allowances. As noted, the operational and CPT code implementation challenges compounded an already complex process.

•                  Patient pay balances: The Company experienced difficulty in collecting patient pay balances. Obtaining reimbursement for patient portions of receivables is a frequent challenge within the healthcare industry. While the Company has taken action to improve the collection rate on these balances, it expects to maintain an allowance for patient pay balances going forward, based on industry trends. Patient pay balances may become uncollectible because the time to bill for the patient portion is lengthened by the fact that the primary, and in some cases the secondary, insurance provider must issue payment to the Company with an explanation of benefits prior to the Company billing the patient.

•                  Contracted payors: In addition to the industry complexities described above, the Company has recognized bad debt on contracted receivables that stem from its operational challenges during the latter part of 2008 and 2009 (as discussed in response to question #5 in the letter written to the Staff dated July 12, 2010).

•                  Non-contracted payors: Prior to the implementation of the CPT code in 2009, the Company recognized revenue on the accrual basis for its non-contracted payors for which it had established a historically consistent payment trend. During the third quarter of 2009, the Company identified a new trend indicating that non-contracted payors were denying claims that were historically being paid. Because the Company experienced a new payment trend that it had not previously experienced, in accordance with the Company’s policy, it began recording revenue for these non-contracted payors when cash was received. Also in accordance with its policy, the Company reviewed the outstanding net receivables from non-contracted payors and revised the allowance for receivables it estimated to be uncollectible.

Question excerpt: Please clarify why your allowance would be approximately 35% of accounts receivable at December 31, 2009 and 40% at March 31, 2010.

Although the Company regularly reviews its accounts receivable for potential write-off against the allowance for doubtful accounts, the Company historically performs a comprehensive review for potential write-offs at the end of the fiscal year. For reference, the Company wrote off approximately $12 million in December 2009 against the allowance for doubtful accounts. Throughout the year the allowance for doubtful accounts will generally continue to increase as bad debt expense is recognized. The allowance for doubtful accounts balance at March 31, 2010 is a higher percentage of accounts receivable than at December 31, 2009 due to the fact that there were minimal write-offs reflected in the March 31, 2010 period.

As discussed more fully in the response to question #5, the Company does not physically write-off its accounts receivable until all collection efforts have been exhausted. In some instances, this may take several years. This leads to the Company maintaining a relatively high allowance as a percentage of gross receivables. Bad debt expense as a percentage of revenue has declined to approximately 14% for the three months ended June 30, 2010, from 15% and 18% for the three months ended March 31, 2010 and December 31, 2009, respectively.

Question excerpt: Quantify the amount of the allowance/bad debts that relates to implementation of the new CPT code at the beginning of fiscal 2009.  Explain to us why the changes in the code would result in an increase in uncollectible accounts receivable.

The Company cannot reasonably determine what portion of its bad debt expense and bad debt reserve is due to the implementation of the CPT code. The implementation of the CPT code occurred in the same time frame as the impact from the resource allocation constraints and operational challenges. The implementation of the CPT code caused an already complicated reimbursement environment with insurance carriers to become more complex. The various challenges experienced from working with payors during the implementation of the CPT code took longer than anticipated to resolve. Ultimately, a large portion of receivables remained outstanding compared to the prior year, and were deemed uncollectible as they aged.

5.                                       In addition, we note that 20% of your receivables at December 31, 2009 are more than a year past due.  Please tell us whether you believe that these amounts are collectible and how you determine when they should be written-off as uncollectible.

Response:

The Company has established an allowance for doubtful accounts to reduce total accounts receivable to the amount it estimates to be collectible. At December 31, 2009, $40.9 million of net receivables were outstanding. Of this, 7% of total receivables net of allowance were over one year and all were due from contracted payors. The physical write-off of the receivable is performed when the receivable is fully reserved, the likelihood of collection is remote and the Company has determined that no additional collection efforts will be made. Management believes that the net receivables over one year from contracted payors are collectible as of December 31, 2009. In addition to its own internal collections efforts, the Company has engaged a third party collections agency for specific payors to assist in addressing its aged accounts.

6.                                       We note the discussion in your response to comment 5 of operational challenges and operational inefficiencies that impacted your collection efforts and resulted in an increase in bad debt expense.  In addition, we note the discussion in response 3 that the “bad debt issue” is partly attributable to your billing and collections practices.  Please explain to us how you considered these matters in your assessment of the effectiveness of your internal controls over financial reporting in Item 9A of your filing.  Tell us how you considered whether these issues represent material weaknesses in internal control.

Response:

The Company specifically considered its billing and collections practices in relation to its internal control effectiveness assessment as of December 31, 2009. The Company did not identify specific financial reporting design gaps or ineffective controls as it pertains to revenue and accounts receivable, and more specifically, the billing and collection processes at December 31, 2009. The Company prepared narratives and completed detailed walkthroughs of the revenue and receivables process. The Company also performed detail tests to determine the effectiveness of its controls, and did not identify errors in its testing.

When the Company began to experience operational challenges during 2009, operational improvements related to the billing and collection process were implemented. These improvements included the periodic review of operational metrics, employing and training additional managers and staff people, and continual process improvement. Although the Company experienced operational challenges in 2009, it believes it maintained appropriate internal controls over financial reporting.  The Company’s accounts receivable were closely monitored and additional reserves were recorded when events indicated that it was appropriate to do so.

If you have any questions about the foregoing, please feel free to contact me at (610) 729-5000 or Justin W. Chairman of Morgan, Lewis & Bockius LLP, the Company’s outside legal counsel, at (215) 963-5061.

Sincerely,

/s/ Joseph H. Capper

Joseph H. Capper
President and Chief Executive Officer

Enclosures

cc:              Jeanne Bennett, Securities and Exchange Commission

Gabriel Eckstein, Securities and Exchange Commission

Geoffrey Kruczek, Securities and Exchange Commission

Heather C. Getz, CardioNet, Inc.

Justin W. Chairman, Morgan, Lewis & Bockius LLP